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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  STATEMENT ON
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Shelby Williams Industries, Inc.
                           (Name of Subject Company)

                              SY Acquisition, Inc.
                             Falcon Products, Inc.
                                   (Bidders)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                  822135 10 9
                     (CUSIP Number of Class of Securities)

                               Franklin A. Jacobs
                             Falcon Products, Inc.
                         9387 Dielman Industrial Drive
                           St. Louis, Missouri 63132
                           Telephone: (314) 991-9200
                           Facsimile: (314) 991-9295
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Robert H. Wexler, Esq.
                         Gallop, Johnson & Neuman, L.C.
                                101 South Hanley
                                   16th Floor
                           St. Louis, Missouri 63105
                           Telephone: (314) 821-1200
                           Facsimile: (314) 821-1219

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

                           CALCULATION OF FILING FEE

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
Transaction Valuation:* $148,322,097  Amount of Filing Fee: **$29,664

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*  Estimated for purpose of calculating the filing fee only. The calculation assumes the purchase of 8,989,218 shares of the common stock, $.05 par value, of Shelby Williams Industries, Inc. (collectively, the "Shares") (which represents 8,761,417 Shares outstanding and 227,801 Shares reserved for issuance upon the exercise of options), at a price per Share of $16.50 in cash. Such number of Shares represents all the Shares outstanding as of March 10, 1999, and assumes the exercise of all existing options.

** The amount of the filing fee equals 1/50th of one percent of the Transaction Valuation.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable               Filing Party: Not
Form or Registration No.: Not Applicable             Applicable
                                                      Date Filed: Not
                                                      Applicable
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

                        SCHEDULE 14D-1 AND SCHEDULE 13D
CUSIP No. 822135 10 9

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(1) NAME OF REPORTING PERSON: SY Acquisition, Inc.S.S. OR I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSON IRS ID No.: Applied for

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [_]

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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS
   OO

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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEMS
    2(e) or 2(f)

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(6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

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NUMBER OF SHARES                          (7)Sole Voting
BENEFICIALLY OWNED BY                                     1,620,498
                                               Power___________________________
EACH REPORTING PERSON                     (8)Shared Voting
WITH                                                          0
                                               Power___________________________
                                          (9)Sole Dispositive
                                                              0
                                               Power___________________________
                                          (10)Shared Dispositive
                                                              0
                                               Power___________________________

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,498*

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [_]

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   18%

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(14) TYPE OF REPORTING PERSON
   CO
--------
* Beneficial ownership is based solely on the provisions of the Stockholder Agreements, pursuant to which, among other things, certain stockholders of Shelby Williams Industries, Inc., a Delaware corporation (the "Company"), have agreed with Falcon Products, Inc. ("Parent") and SY Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), to grant an irrevocable proxy to Parent to vote the shares shown as beneficially owned by Parent and Purchaser, as the reporting persons, in favor of the Merger and against any action or agreement (other than in the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein.

                        SCHEDULE 14D-1 AND SCHEDULE 13D
CUSIP No. 822135 10 9

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(1) NAME OF REPORTING PERSON: Falcon Products, Inc.S.S. OR I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSON 43-0730877

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [_]

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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS
   OO

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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEMS
    2(e) or 2(f)

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(6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

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NUMBER OF SHARES                          (7)Sole Voting
BENEFICIALLY OWNED BY                                     1,620,498
                                               Power___________________________
EACH REPORTING PERSON                     (8)Shared Voting
WITH                                                          0
                                               Power___________________________
                                          (9)Sole Dispositive
                                                              0
                                               Power___________________________
                                          (10)Shared Dispositive
                                                              0
                                               Power___________________________

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,498*

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [_]

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   18%

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(14) TYPE OF REPORTING PERSON
   CO
--------
* Beneficial ownership is based solely on the provisions of the Stockholder Agreements, pursuant to which, among other things, certain stockholders of Shelby Williams Industries, Inc., a Delaware corporation (the "Company"), have agreed with Falcon Products, Inc. ("Parent") and SY Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), to grant an irrevocable proxy to Parent to vote the shares shown as beneficially owned by Parent and Purchaser, as the reporting persons, in favor of the Merger and against any action or agreement (other than in the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein.

   This Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D relates to the offer by SY Acquisition, Inc., a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Falcon Products, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.05 per share (the "Common Stock"), of Shelby Williams Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

Item 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Shelby Williams Industries, Inc. The information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

   (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.05 per share. The information set forth in the Introduction of the Offer to Purchase (the "Introduction") is incorporated herein by reference.

   (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2. IDENTITY AND BACKGROUND.

   (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

   (e) and (f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons listed in
Schedule I to the Offer to Purchase, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a) and (b) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 12 ("The Merger Agreement; Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) and (b) The information set forth in the Introduction and Section 13 ("Sources and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

Item 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 12 ("The Merger Agreement; Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

   (f)-(g) The information set forth in the Introduction and Section 7 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 12 ("The Merger Agreement; Certain Other Agreements") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 12 ("The Merger Agreement; Certain Other Agreements") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   Not applicable.

Item 10. ADDITIONAL INFORMATION.

   (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

   (b)-(c) The information set forth in the Introduction, Section 14 ("Certain Conditions to the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (e) None.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase dated May 12, 1999.

     (a)(2)    Letter of Transmittal.

     (a)(3)    Notice of Guaranteed Delivery.


     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)    Joint Press Release of Parent and the Company dated May 6, 1999.

     (a)(8)    Press Release of Parent dated May 12, 1999.

     (a)(9)    Summary Advertisement dated May 12, 1999.

     (b) Commitment Letter dated as of May 5, 1999 to Parent from certain affiliates of DLJ.

     (c)(1) Agreement and Plan of Merger dated as of May 5, 1999, by and among Parent, Purchaser and the Company (the "Merger
               Agreement").

     (c)(2)    Supplement to Merger Agreement dated May 5, 1999.

     (c)(3)    Stockholder Agreement dated May 5, 1999, by and among Parent,
               Purchaser and Paul N. Steinfeld.

     (c)(4)    Stockholder Agreement dated May 5, 1999 by and among Parent,
               Purchaser, The Fern and Manfred Steinfeld Charitable Remainder
               Trust, and Manfred Steinfeld.

     (c)(5)    Stockholder Agreement dated May 5, 1999 by and among Parent,
               Purchaser, the Manfred Steinfeld Irrevocable Trust, and Manfred
               Steinfeld.

     (c)(6)    Confidentiality Agreement dated April 22, 1999 by and between
               Parent and the Company.

     (d)       None.

     (e)       Not applicable.

     (f)       None.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          Falcon Products, Inc.

                                          By:    /s/ Franklin A. Jacobs
                                             ----------------------------------
                                          Name:Franklin A. Jacobs
                                          Title:Chairman and Chief Executive
                                           Officer

                                          SY Acquisition, Inc.

                                          By:    /s/ Franklin A. Jacobs
                                             ----------------------------------
                                          Name:Franklin A. Jacobs
                                          Title:President

Dated: May 12, 1999

                               INDEX TO EXHIBITS

  Exhibit  Description
  -------  -----------
 (a)(1)    Offer to Purchase dated May 12, 1999.

 (a)(2)    Letter of Transmittal.

 (a)(3)    Notice of Guaranteed Delivery.

 (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.

 (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and other Nominees.

 (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.

 (a)(7)    Joint Press Release of Parent and the Company dated May 6, 1999.

 (a)(8)    Press Release of Parent dated May 12, 1999.

 (a)(9)    Summary Advertisement dated May 12, 1999.

 (b) Commitment Letter dated as of May 5, 1999 to Parent from certain affiliates of DLJ.

 (c)(1) Agreement and Plan of Merger dated as of May 5, 1999, by and among Parent, Purchaser and the Company (the "Merger Agreement").

 (c)(2)    Supplement to Merger Agreement dated May 5, 1999.

 (c)(3)    Stockholder Agreement dated May 5, 1999, by and among Parent,
           Purchaser and Paul N. Steinfeld.

 (c)(4)    Stockholder Agreement dated May 5, 1999 by and among Parent,
           Purchaser, The Fern and Manfred Steinfeld Charitable Remainder
           Trust, and Manfred Steinfeld.

 (c)(5)    Stockholder Agreement dated May 5, 1999 by and among Parent,
           Purchaser, the Manfred Steinfeld Irrevocable Trust, and Manfred
           Steinfeld.

 (c)(6) Confidentiality Agreement dated April 22, 1999 by and between Parent and the Company.

 (d)       None.

 (e)       Not applicable.

 (f)       None.